MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 JUN 27 AM 12:56

4th June, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02042225

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

~~Michel-Marc~~ Delcommune
Chief Financial Officer

dlw 6/28

Enclosure

INVESTOR NEWS

4 June 2002

Share distribution for MOL management

MOL Hungarian Oil and Gas company hereby announces that in accordance with its short-term share incentive scheme it distributed 41,347 MOL shares to 194 middle and senior managers today.

The following shares were distributed to senior management of MOL:

Zsolt Hernádi, Chairman-CEO: 1,639 shares,
György Mosonyi, GCEO: 976 shares
Michel-Marc Delcommune, GCFO: 1,661 shares,
Csaba Bokor, Managing Director: 1,140 shares,
György Felkai, Director: 458 shares,
László Geszti, Managing Director: 1,124 shares,
Zoltán Szemmelveisz, Managing Director: 1,339 shares,
Béla Váradi, Director: 602 shares